UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 26, 2013

Commission File Number: 001-32328

Mechel OAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125993 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MECHEL REPORTS CHELYABINSK GOVERNOR’S VISIT TO CHELYABINSK METALLURGICAL PLANT

Chelyabinsk, Russia — February 26, 2013 – Mechel OAO (NYSE: MTL), one of the
leading Russian mining and metals companies, reports the visit of Chelyabinsk
Region’s Governor Mikhail Yurevich to Chelyabinsk Metallurgical Plant.
Chelyabinsk Region’s Governor Mikhail Yurevich, First Deputy Governor Sergei
Komyakov, Deputy Governor Ivan Feklin, and the regional administration’s
Industry and Natural Resources Minister Yegor Kovalchuk came to Chelyabinsk
Metallurgical Plant as part of a working trip.
The delegation was hosted by Mechel OAO’s Vice-President for Technological
Development Andrey Deineko, Mechel-Steel Management Company’s Chief Executive
Officer Vladimir Tytsky and Chelyabinsk Metallurgical Plant OAO’s Managing
Director Rashid Nugumanov.
As part of the visit, the delegation toured the construction site for
Chelyabinsk Metallurgical Plant’s universal rolling mill — the chief investment project for Mechel’s steel division. The mill will produce high-quality rails up to 100 meters long with state-of-the-art technology. These rails will be superior to their foreign analogues on several key counts, due to the specifics of rail exploitation in Russia. Once the construction project, which is currently in its final stage, is complete, the plant will create over 1,000 additional jobs. The project will cost an estimated total of over 25 billion rubles.
Chelyabinsk Region’s governor hailed the key investment project by saying, “I am grateful to Mechel’s shareholders for choosing Chelyabinsk Region to implement such a project that will provide high tax receipts and jobs for highly qualified specialists. The plant created a complete technological production line for long rails, from making high-quality steel to rolling and thermal processing. The mill can produce not only rails of high resistance to wear, contact endurance and reliability in low temperatures, but also structural shapes, which are currently in high demand due to growing volumes of construction in the country.”
***
Mechel OAO
Anton Lapin
Tel: + 7 495 221 88 88
antonlapin@mechel.ru

***
Mechel is one of the leading Russian companies. Its business includes four segments: mining, steel, ferroalloy and power. Mechel unites producers of coal, iron ore concentrate, nickel, ferrochrome, ferrosilicon, steel, rolled products, hardware, heat and electric power. Mechel products are marketed domestically and internationally.
***
Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.
Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and
Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned
“Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our
Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel OAO

Date: February 26, 2013	By:	Evgeny V. Mikhel
	Name:	Evgeny V. Mikhel
	Title:	CEO